UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

MedClean Technologies, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

58405Y104

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

187 Danbury Road, Wilton, CT 06897

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739T104

1	Names of Reporting Persons. Pequot Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 467,201 (1) (2)
8 Shared Voting Power 0
9 Sole Dispositive Power 1,192,589 (1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,589(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14	Type of Reporting Person (See Instructions) IA

(1) As previously described in Items 4 and 5 in Amendment No. 2 (as defined below), the Reporting Person (as defined below) may be deemed to be part of a group with the other parties to the Master Restructuring Agreement (as defined in Amendment No. 2) pursuant to the terms of the Master Restructuring Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other parties to the Master Restructuring Agreement. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

(2) The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC (as defined below). As such, the 725,388 shares of Common Stock beneficially owned by PSPCC are not included in the amounts specified by the Reporting Person under “Sole Voting Power” above.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D filed on February 2, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 filed on June 6, 2008 (“Amendment No. 1”) and Amendment No. 2 filed on July 18, 2008 (“Amendment No. 2” and, together with the Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of MedClean Technologies, Inc. (formerly known as Aduromed Industries, Inc. and previously General Devices, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Trowbridge Drive, Bethel, Connecticut 08601.

Effective June 30, 2009, Manatuck Hill Partners LLC, a Delaware limited liability company (“Manatuck”), became the investment manager of certain funds formerly managed by the Reporting Person. As described in Item 2 below, certain of these funds included, among other securities, a portion of the Reporting Person’s interests in the Issuer as previously reported on Schedule 13D as amended.

ITEM 2.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the “Accounts”). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 187 Danbury Road, Wilton, CT 06897.

Prior to June 30, 2009, the Reporting Person was the investment adviser/manager of, and exercised sole voting and investment discretion over, Pequot Scout Fund, L.P., a Delaware limited partnership (“PSF”), Pequot Mariner Master Fund, L.P., a Cayman Islands exempted limited partnership (“PMMF”), Pequot Navigator Offshore Fund, Inc., a British Virgin Islands International Business Corporation (“PNOF”), Pequot Diversified Master Fund, Ltd., a Cayman Islands corporation (“PDMF”), each of which were Accounts. In addition, prior to June 30, 2009, the Reporting Person was the investment adviser/manager of, and exercised sole investment discretion (but not voting discretion) over Premium Series PCC Limited Cell 33, a Protected Cell Company formed under the laws of Guernsey (“PSPCC”), which was an Account.

Effective June 30, 2009, Manatuck became the investment manager of certain funds formerly managed by the Reporting Person, including PSF, PMMF and PNOF. PSF, PMMF and PNOF included, among other securities, a portion of the Reporting Person’s interests in the Issuer as previously reported on Schedule 13D as amended.

Following June 30, 2009, the Reporting Person continues to be the investment adviser/manager of, and exercises sole voting and investment discretion over PDMF, which continues to be an Account. In addition, following June 30, 2009, the Reporting Person continues to be the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over PSPCC, which continues to be an Account.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the “Executive Officer, Director and Controlling Person”). Mr. Samberg is a citizen of the United States.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of June 30, 2009, the Reporting Person beneficially owns 1,192,589 shares of Common Stock as noted in Item(s) 7, 9 and 11 above, representing approximately 0.2% of the outstanding shares of Common Stock.

(b) As of June 30, 2009, the Reporting Person has the sole power to vote or direct the vote of 467,201 shares of Common Stock and has the sole power to dispose or direct the disposal of 1,192,589 shares of Common Stock. The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC.

(c) Effective June 30, 2009, Manatuck became the investment manager of certain funds formerly managed by the Reporting Person, including PSF, PMMF and PNOF. PSF, PMMF and PNOF included, among other securities, a portion of the Reporting Person’s interests in the Issuer as previously reported on Schedule 13D as amended. Except for the information set forth in this Statement, the Reporting Person has not effected any transaction relating to the common stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on June 30, 2009. Accordingly, this is the Reporting Person’s exit filing.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Pequot Capital Management, Inc.

Date: July 1, 2009	By:	/s/ Aryeh Davis
Aryeh Davis
Chief Operating Officer, General Counsel and Secretary